Newmont Mining Corporation
6363 South Fiddler’s Green Circle
Greenwood Village, CO 80111
T 303.863.7414
F 303.837.5837
www.newmont.com

September 6, 2013

VIA EDGAR AND FEDEX

Mr. John Reynolds

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street NE, Stop 4628

Washington, DC 20549

Re:	Newmont Mining Corporation (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 22, 2013
Form 10-Q for Fiscal Quarter Ended June 30, 2013
Filed July 26, 2013
File No. 001-31240

Dear Mr. Reynolds:

Please find below the responses of Newmont Mining Corporation, a Delaware corporation (the “Company” or “Newmont”), to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter to Mr. Stephen P. Gottesfeld of the Company dated August 9, 2013 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is reprinted below in bold and is followed by the Company’s response.

Form 10-Q for the Fiscal Quarter Ended June 30, 2013

All-In Sustaining Costs, page 70

1.	We reviewed your response to our prior comment 3. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Please tell us the following:

•	Why each adjusting item used to derive your non-GAAP cost measure is relevant to the measure;

Mr. John Reynolds

September 6, 2013

The Staff is advised that as a primary gold producer, the purpose of the All-in Sustaining Cost (“AISC”) measure is to provide investors with more information related to the cost to produce and sell an ounce of gold. The costs included in the AISC measure represent the total costs of producing gold from current operations and provides the Company and other stakeholders of the Company a better understanding of the Company’s costs associated with producing gold and transparency around our ability to generate and sustain cash flow from current operations.

The following is a description of each item and why it is relevant to the AISC measure:

•	Cost Applicable to Sales - Includes all direct and indirect costs related to current gold production incurred to execute the current mine plan. It is accounted for on an accrual basis and excludes Amortization and Reclamation and remediation, a portion of which is included in the Remediation Costs column. These costs are excluded to align with our presentation of Costs Applicable to Sales (“CAS”) on the Statement of Consolidated Income.

•	Remediation Costs - Includes accretion expense related to asset retirement obligations (“ARO”) and the amortization of the related ARC asset for the Company’s operating properties recorded as an Asset Retirement Cost (“ARC”). Accretion related to ARO and the amortization of the ARC assets for reclamation and remediation do not reflect annual cash outflows but are calculated in accordance with Generally Accepted Accounting Principles in the United States (“GAAP”). The accretion and amortization reflect the periodic costs of reclamation and remediation associated with current production and are therefore relevant to the cost of producing an ounce of gold.

•	Advanced Projects and Exploration - Includes incurred expenses related to projects that are designed to increase or enhance current production and exploration. We note that as current resources are depleted, exploration and advance projects are necessary for us to replace the depleting reserves or enhance the recovery and processing of the current reserves. As this relates to sustaining our production, and is considered a continuing cost of a mining company, these costs are included in the AISC measure.

•	General and Administrative - Includes cost related to administrative tasks not directly related to current gold production, but rather related to support of our corporate structure and fulfilling our obligations to operate as a public company. Including these expenses in the AISC metric provides visibility into the impact that our general and administrative activities have on our current operations and profitability on a per ounce basis.

Mr. John Reynolds

September 6, 2013

•	Other Expense, net - Includes costs related to regional administration and community development to support current gold production. We exclude certain exceptional or unusual expenses from Other expense, net such as restructuring as these are not indicative to sustaining our current operations. Furthermore, this adjustment to Other expense, net is also consistent with the nature of the adjustments made to Net income (loss) as disclosed in the Company’s non-GAAP financial measure Adjusted net income (loss).

•	Sustaining Capital - We determined “sustaining capital” as those capital expenditures that are necessary to maintain current production and execute the current mine plan. Capital expenditures to develop new operations or related to projects at existing operations, where these projects will enhance production or reserves, are considered development. We determined the breakout of sustaining and development capital costs based on a systematic review of our project portfolio in light of the nature of each project. Sustaining capital costs are relevant to the AISC metric as these are needed to maintain the Company’s current operations and provide improved transparency related to our ability to finance these expenditures from current operations.

•	Copper Sales - The all in sustaining cost metric is focused on the cost associated with producing and selling an ounce of gold, and therefore the metric captures the benefit of mining other metals when we produce and sell gold. In determining All-in sustaining costs, the costs associated with producing and selling an ounce of gold is reduced by the benefit received from the sale of copper pounds, which are extracted and processed along with the gold produced. This is relevant to the AISC metric as it aids in the investor’s analysis of the profitability of producing an ounce of gold, without the need to consider multiple metal prices. See our response to the Staff’s third question below for additional discussion on the netting of Copper Sales in the AISC measure. Further, we would like to note, that the reduction for copper sales is consistent with our other Non-GAAP measure, net attributable costs applicable to sales per ounce, for which disclosure was enhanced in response to a previous Staff comment letter dated August 24, 2012.

•	How you have derived the adjustments for “remediation costs” and “sustaining capital” from your financial statements, including the nature of the adjustments made to the particular line items and the assumptions/estimates underlying those adjustments;

Mr. John Reynolds

September 6, 2013

•	Remediation Costs include Accretion expense and the Amortization related to the Asset Retirement Obligation asset for our operating properties. We note that the accretion expense for our operating properties is disclosed in the Reclamation and Remediation footnote to the financial statements. The amortization related to the Asset Retirement Cost asset is calculated in accordance with GAAP and is included within the Amortization line item on the Income Statement. We obtain the amount recorded per the relevant accounting guidance to include in the metric. There are no adjustments or assumptions made to either accretion expense or the amortization of the Asset Retirement Obligation asset apart from those required in accounting for such items under US GAAP.

•	Sustaining capital expenditures are those capital expenditures related to maintaining current gold production and executing current mine plans. We are deriving sustaining capital as a subset of total capital expenditures presented on the Statement of Cash Flows by excluding project costs related to development projects. For 2013 these projects include the following: Phoenix Copper Leach, Turf Vent Shaft, Yanacocha Bio Leach, Conga, Merian, Ahafo Mill Expansion, and Akyem.

•	Why you believe your non-GAAP cost measure should be presented net of certain other revenue items (i.e. copper sales) and why those revenue are relevant to your non-GAAP cost measure.

The AISC measure is intended to provide investors with more information related to the cost to produce and sell an ounce of gold. In processing and extracting gold from the ore mined, certain other metals are extracted and sold. We note that the costs associated with extracting and processing these other metals are included in CAS in the Statement of Consolidated Income (which as previously discussed is included in the AISC metric). As a result of the costs to produce these other metals being included in CAS, and that the sale of these other metals is viewed as a direct benefit received from the production and sale of an ounce of gold, the benefit received from the sale of these other metals is shown as a reduction to AISC.

We believe that recognizing this benefit against costs is a more transparent view to assist investors with measuring profitability. In addition, it simplifies the profitability analysis by reducing the need to incorporate multiple commodities.

******

Mr. John Reynolds

September 6, 2013

In connection with responding to the Staff’s comments, the Company is aware of and acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff wishes to discuss the responses provided above at any time, please do not hesitate to contact Logan Hennessey, Associate General Counsel and Assistant Corporate Secretary, at (303) 837-5674.

Sincerely,

/s/ Stephen P. Gottesfeld

Stephen P. Gottesfeld Executive Vice President, General Counsel and Corporate Secretary

cc:	James Giugliano
Shaz Niazi
James Lopez